希慎興業有限公司
Hysan Development Company Limited


Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L096-10cc/sal
Your Ref :

13 May 2010

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617

We, a company incorporated in Hong Kong, furnish a copy of Circular dated 13 May 2010 regarding final dividend for the year ended 31 December 2009 with option to receive shares in lieu of cash dividend.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED


10015752



Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited **(the "Stock Exchange")** take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


Hysan希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Independent non-executive Chairman
Sir David AKERS-JONES

Chief Executive Officer
Gerry Lui Fai YIM

Independent non-executive Directors
Nicholas Charles ALLEN
Philip Yan Hok FAN
Joseph Chung Yin POON

Non-executive Directors
Hans Michael JEBSEN
(Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Wendy Wen Yee YUNG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

13 May 2010

Dear Shareholders,

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2009 OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

At the Annual General Meeting of shareholders of the Company held on 11 May 2010, an ordinary resolution had been passed to declare a final dividend of HK54 cents per ordinary share **(the "Share(s)")** in the capital of the Company.

The final dividend is payable in cash with a scrip dividend alternative **(the "Scrip Dividend")** to shareholders whose names appeared on the Register of Members on Tuesday, 11 May 2010 **(the "Record Date")**. The latest time for submission of transfer forms to qualify for the final dividend was 4:00 p.m. on Thursday, 6 May 2010. Brief details of the Scrip Dividend arrangement were announced on 11 May 2010.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) ♦ a cash dividend of HK54 cents; or

(ii) an allotment of new Shares **(the "New Shares")** credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK54 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$21.68 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Wednesday, 5 May 2010, the first day the Shares traded ex-dividend **(the "Market Value")**.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 11 May 2010 x HK54 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$21.68)}} = \begin{array}{c}\text{Maximum number of New Shares} \\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Thursday, 3 June 2010. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2009.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System **("CCASS")** with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange and the Stock Exchange respectively. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the final dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Friday, 28 May 2010. No acknowledgement of receipt of the form of election will be issued.

The latest time for return of the forms of election mentioned above will not be valid if there is a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning:

a. **in force in Hong Kong at any local time at or before 12:00 noon and no longer in force after 12:00 noon on Friday, 28 May 2010. Instead, the deadline for the submission of forms of election will be 5:00 p.m. on the same business day; and**

b. **in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on Friday, 28 May 2010. Instead, the deadline for the submission of forms of election will be rescheduled to 4:00 p.m. on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m..**

If you wish to receive the whole of the final dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant places or of the requirements of the relevant regulatory body or stock exchange in those places. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the final

dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any persons outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2010
Shares quoted ex-dividend	Wednesday, 5 May
Latest time for submission of transfer forms to qualify for the final dividend	4:00 p.m. on Thursday, 6 May
Book closure dates	Friday, 7 May to Tuesday, 11 May
Record date for the final dividend	Tuesday, 11 May
Last date for receipt of forms of election by the Registrars	4:00 p.m. on Friday, 28 May
Payment date for dividend warrants and certificates for New Shares mailed	on or about Thursday, 3 June
Expected first day of dealings in New Shares in Hong Kong	on or about Thursday, 3 June (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Sir David AKERS-JONES
Independent non-executive Chairman



Hysan Development Company Limited

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

獨立非執行主席
鍾逸傑爵士

行政總裁
嚴磊輝

獨立非執行董事
聶雅倫
范仁鶴
潘仲賢

非執行董事
Hans Michael JEBSEN
(李錦榮為其替任董事)
利憲彬
利乾
利子厚
利德蓉醫生

執行董事
容韻儀

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至2009年12月31日止年度之末期股息
收取股份以代替現金股息選擇

緒言

本公司於2010年5月11日召開之股東周年大會上通過一項普通決議案，議決派發末期股息每股本公司普通股股份(「股份」)54港仙。

末期股息將以現金派發並附有以股代息選擇(「以股代息」)予於2010年5月11日(星期二)(「記錄日期」)登記於股東名冊上各股東。股份過戶表格最遲須於2010年5月6日(星期四)下午4時前呈交以符合收取末期股息之資格。有關以股代息安排之概要已載於2010年5月11日之公告內。

本通函旨在説明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作如下選擇：

(i) 收取現金股息54港仙；或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息54港仙，並入賬列為已繳足股款之新股份(「新股」)(對零碎股份之調整除外)；或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目的計算方式是將股東原本應收取之現金股息總額除以每股21.68港元之市值。市值乃指股份由2010年5月5日(星期三)(此等股份除息交易之首天)起連續5個交易日在聯交所之平均收市價(「市值」)。

計算應收新股的公式如下：

於2010年5月11日持有股份數目 × 54港仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{市值(21.68港元)}} = \begin{array}{c}\text{最高新股數目}\\ \text{(向下調整至最近之整數)}\end{array}$$

如選擇收取代息股份之股東，將不會獲配發零碎股份，應付之新股將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票(倘新股之上市申請獲得批准)將約於2010年6月3日(星期四)經普通郵遞方式寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2009年12月31日止年度之末期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司 Hysan (MTN) Limited 發行，並由本公司提供擔保之美元及港元票據則分別在盧森堡證券交易所及聯交所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或進行申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取末期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於**2010**年**5**月**28**日(星期五)下午**4**時前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東**28**號金鐘滙中心**26**樓(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

倘於以下時間懸掛八號或以上熱帶氣旋警告訊號或「黑色」暴雨警告訊號，則上文所述交回選擇表格之最後時限將不會生效：

a. 於**2010**年**5**月**28**日(星期五)中午**12**時(香港時間)或之前生效，並於該日中午**12**時後取消。屆時，遞交選擇表格之最後時限將順延至該營業日下午**5**時；及

b. 於**2010**年**5**月**28**日(星期五)中午**12**時至下午**4**時(香港時間)期間生效。屆時，遞交選擇表格之最後時限將改為下一個於上午**9**時至下午**4**時期間再無任何上述警告訊號生效的營業日的下午**4**時。

閣下如欲以現金方式收取全部末期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等就記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部末期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東以書面通知股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之末期股息。董事已取得該等司法地區的法律意見，經考慮到有關地區的法例或該地區有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合香港聯合交易所有限公司證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取末期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除

非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據以股代息計劃收取新股，須自行承擔責任遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。 閣下如有任何疑問，應諮詢 閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	2010年
股份除息報價	5月5日(星期三)
最遲呈交股份過戶表格以收取末期股息之時間	5月6日(星期四)下午4時
暫停辦理股份過戶登記日期	5月7日(星期五)至5月11日(星期二)
末期股息記錄日期	5月11日(星期二)
股份過戶登記處最後收回選擇表格之日期	5月28日(星期五)下午4時
寄發股息單及新股股票之日期	約於6月3日(星期四)
預計新股在香港首日買賣之日期	約於6月3日(星期四) (當本公司有關之股東收妥新股股票後開始)

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此 致

列位股東 台照

獨立非執行主席
鍾逸傑爵士
謹啟

2010年5月13日